INVICTA GROUP, INC.
                   2400 East Commercial Boulevard, Suite 618
                          Fort Lauderdale, FL  33308

                                (954) 771-0650



						September 27, 2007

Ms. Effie Simpson				Sent via EDGAR and Facsimile
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:	Form 8-K filed September 12, 2007
 	File No.: 333-102555

Dear Ms. Simpson,

 	This letter responds to your letter of September 17, 2007 to Invicta (the "Company") that we received September 24. 2007. Following are your comments to the Company republished herein with our responses immediately thereafter:

Item 4.02 Designation

1.	In reviewing your disclosures in Form 8-K filed on September 12, 2007, we are unclear whether your company determined that a restatement was necessary in order for your financial statements to not be misleading, or whether your auditors advised you as such. Please file an amended Form 8-K that includes all the disclosures required by Item 4.02 (a) or (b) of Form 8-K, as appropriate.

Response:	The Company's officers determined on August 31, 2007 that a
restatement was necessary for the reasons that were enumerated in Item 4.02(i) of the Form 8-K filed September 12, 2007. The Company will file an amendment to the Form 8-K filed September 12, 2007 within two business days of this response to make this clarification.

Other

2.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Response:	The Company hereby acknowledges that:

*	the Company is responsible for the adequacy of the disclosure in all filings.

*	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission, or any person under the Federal securities laws of the United States.

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 	Please contact the undersigned with anything further.

						Very truly yours,


						/s/ William Forhan
						William Forhan
						CEO
						Invicta Group Inc.


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